Exhibit 4.22

Asbestos Injuries Compensation
Fund Limited
ACN 117 363 461
James Hardie Industries NV
Atrium, 8th Floor, Strawinskylaan 3077	Suite 1, Level 7
1077ZX Amsterdam	233 Castlereagh Street
The Netherlands	Sydney NSW 2000

PO Box A962
Attention: Russell Chenu	Sydney South NSW 1235

DX 11548, Sydney Downtown

James Hardie 117 Pty Limited	Telephone: (02) 9277 6600
Level 3, 22 Pitt Street	Facsimile: (02) 9277 6699
Sydney NSW 2000

Attention: Bruce Potts

The State of New South Wales, c/- The Cabinet Office
Level 39, Governor Macquarie Tower
Farrer Place
Sydney NSW 2000

Attention: Leigh Sanderson
Date: 3 August 2007
Dear Sirs/Madam
Interest Rate — Amended and Restated Final Funding Agreement Clause 4.7
Section 36(2) of the James Hardie Former Subsidiaries (Winding up and Administration) Act 2005 provides that where the Asbestos Injuries Compensation Fund Limited (AICFL) in its capacity as trustee of the Asbestos Injuries Compensation Fund makes a payment of compensation on behalf of a liable entity, the liable entity must indemnify the trustee for the amount of the payment, including any relevant interest.
Under clause 4.7 of the Amended and Restated Final Funding Agreement, the interest shall be calculated at the Interest Rate defined in the Amended and Restated Final Funding Agreement or such other rate as is agreed in writing by the Parties to the Amended and Restated Final Funding Agreement.
AICFL is concerned that determining the Interest Rate under the Amended and Restated Final Funding Agreement is unnecessarily complex in this particular case. AICF would therefore prefer that the parties agree to adopt a more straightforward interest rate to apply to the indemnity payments under clause 4.7.

The Parties agree that the interest rate payable in each financial year for the purposes of clause 4.7 of the Amended and Restated Final Funding Agreement (and which will therefore apply for the purposes of section 36(5) of the James Hardie Former Subsidiaries (Winding up and Administration) Act 2005) shall be the zero coupon year 1 yield set out in the Annual Actuarial Report as at the end of the preceding financial year prepared by the Approved Actuary pursuant to clause 14 of the Amended and Restated Final Funding Agreement and that the interest will be charged at the end of each calendar month on the amount indemnified by the liable entity at the start of that calendar month.

Yours faithfully,
/s/ Peter W. Baker
Director/Secretary

Duly authorised for and on behalf of Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund

/s/ Russell Chenu
Director

Duly authorised on behalf of James Hardie Industries N.V.

/s/ Bruce Potts
Director

Duly authorised for and on behalf of James Hardie 117 Pty Limited

/s/ Leigh Sanderson

Duly authorised for and on behalf of the New South Wales Government

6/8/07